

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2018

Denis Corin
Chief Executive Officer
Q BioMed Inc.
c/o Ortoli Rosenstadt LLP
366 Madison Avenue - 3rd Floor
New York, NY 10017

> **Re: Q BioMed Inc.**
> **Registration Statement on Form S-1**
> **Filed October 25, 2018**
> **File No. 333-227998**

Dear Mr. Corin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   Please provide a detailed analysis that the private placement was complete at the time of filing this resale registration statement. We note in this regard your disclosure in the Form 8-K filed November 2, 2018 that the buyer waived the closing price requirement on November 1. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretation 139.11.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya Aldave, Attorney-Advisor, at (202) 551-3601 or J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 with any questions you may have.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: William Rosenstadt